T. Rowe Price®
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NEWS RELEASE

T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2018 RESULTS

Assets Under Management End Quarter at $1.01 Trillion

BALTIMORE (April 25, 2018) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its first quarter of 2018 results, including net revenues of $1.3 billion, net income of $453.7 million, and diluted earnings per common share of $1.77. For the first quarter of 2017, net revenues were $1.1 billion, net income was $385.9 million, and diluted earnings per share was $1.54. On a non-GAAP basis, diluted earnings per share for the first quarter of 2018 was $1.74, compared with $1.18 in the 2017 quarter. The growth in the firm's diluted earnings per share year over year is due in part to the significant decline in the firm's tax rate as U.S. tax reform reduced the U.S. federal corporate tax rate beginning January 1, 2018, from 35% to 21%.

The first quarter of 2017 net revenues and operating expenses presented within this release have been recast to reflect the impact of the firm adopting new accounting guidance on January 1, 2018, related to revenue recognition. As previously disclosed in its 2017 Form 10-K, the firm elected to adopt the new guidance on a retrospective basis, which requires 2017 and 2016 results to be restated. The new guidance requires certain revenue related expenses that are incurred in servicing the firm's U.S. mutual funds to be recognized in operating expenses versus being presented net against the related revenues. As such, net revenues and certain product-related operating expenses were recast to reflect an increase of $19.0 million for the first quarter of 2017 and $61.9 million for the full year 2017.

Financial Highlights

The table below presents financial results on a U.S. GAAP basis as well as a non-GAAP basis that adjusts for the impact of the Dell appraisal rights matter, the consolidated T. Rowe Price investment products, the supplemental savings plan, and other non-operating income. The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results.

	Quarter-ended			Quarter-ended	
(in millions, except per-share data)	3/31/2017	3/31/2018	Q1 2018 vs. Q1 2017	12/31/2017	Q1 2018 vs. Q4 2017
U.S. GAAP basis					
Investment advisory fees	$ 992.7	$ 1,189.2	19.8%	$ 1,158.2	2.7 %
Net revenues	$ 1,132.6	$ 1,328.0	17.3%	$ 1,297.6	2.3 %
Operating expenses	$ 610.9	$ 744.2	21.8%	$ 766.6	(2.9)%
Net operating income	$ 521.7	$ 583.8	11.9%	$ 531.0	9.9 %
Non-operating income[(1)]	$ 115.0	$ 16.1	n/m	$ 102.0	n/m
Net income attributable to T. Rowe Price Group	$ 385.9	$ 453.7	17.6%	$ 347.1	30.7 %
Diluted earnings per common share	$ 1.54	$ 1.77	14.9%	$ 1.37	29.2 %
Weighted average common shares outstanding assuming dilution	245.5	249.8	1.8%	247.7	.8 %

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(in millions, except per-share data)	Quarter-ended 3/31/2017	Quarter-ended 3/31/2018	Q1 2018 vs. Q1 2017	Quarter-ended 12/31/2017	Q1 2018 vs. Q4 2017
Adjusted - non-GAAP basis[2]					
Operating expenses	$ 659.1	$ 741.0	12.4%	$ 759.2	(2.4)%
Net income attributable to T. Rowe Price Group	$ 297.2	$ 445.6	49.9%	$ 383.9	16.1 %
Diluted earnings per common share	$ 1.18	$ 1.74	47.5%	$ 1.52	14.5 %
Assets under Management (in billions)					
Average assets under management	$ 845.4	$ 1,025.5	21.3%	$ 976.4	5.0 %
Ending assets under management	$ 861.6	$ 1,014.2	17.7%	$ 991.1	2.3 %

(1) The percentage change in non-operating income is not meaningful (n/m).

(2) See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Assets Under Management

Assets under management increased $23.1 billion in the first quarter of 2018 to $1,014.2 billion at March 31, 2018. The firm's net cash inflows were $11.3 billion in the first quarter of 2018, inclusive of $8.9 billion of client transfers from the U.S. mutual funds to subadvised and separately managed accounts and other investment products. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Quarter-ended 3/31/2018			
(in billions)	U.S. mutual funds	Subadvised and separately managed accounts	Other investment products	Total
Assets under management at beginning of period	$ 606.3	$ 255.2	$ 129.6	$ 991.1
Net cash flows before client transfers	8.1	(1.0)	4.2	11.3
Client transfers	(8.9)	2.6	6.3	—
Net cash flows after client transfers	(.8)	1.6	10.5	11.3
Net market appreciation and income	7.5	3.6	.8	11.9
Distributions not reinvested	(.1)	—	—	(.1)
Change during the period	6.6	5.2	11.3	23.1
Assets under management at March 31, 2018	$ 612.9	$ 260.4	$ 140.9	$ 1,014.2

	Quarter-ended 3/31/2018			
(in billions)	Equity	Fixed income and money market	Multi-asset[1]	Total
Assets under management at beginning of period	$ 564.1	$ 134.4	$ 292.6	$ 991.1
Net cash flows	2.8	2.1	6.4	11.3
Net market appreciation/(depreciation) and income[2]	12.4	(.7)	.1	11.8
Change during the period	15.2	1.4	6.5	23.1
Assets under management at March 31, 2018	$ 579.3	$ 135.8	$ 299.1	$ 1,014.2

(1) The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) Reported net of distributions not reinvested.

2

3 The assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $239.9 billion at March 31, 2018, compared with $233.8 billion at December 31, 2017. Net cash flows into these portfolios were $6.0 billion in the first quarter of 2018. Investors domiciled outside the United States accounted for about 6% of the firm's assets under management at March 31, 2018 and December 31, 2017. Financial Results In order to increase transparency of operating expenses and better align expenses that have similar cost drivers, the firm has changed the presentation of certain line items of its income statement. In doing so, the firm has reclassified certain prior year amounts to conform to the 2018 presentation. The financial results for the first quarter of 2017 have been recast to conform to the new presentation as well as to reflect the impact of the new revenue recognition guidance. For a recast of 2017 quarterly financial results, refer to the Form 10-Q to be filed later today. Investment advisory revenues earned in the current quarter from the firm's U.S. mutual funds were $832.9 million, an increase of 16.1% from the comparable 2017 quarter. Average assets under management in these funds increased 15.9% to $622.0 billion. Investment advisory revenues earned in the current quarter for subadvised and separate accounts as well as other investment products were $356.3 million, an increase of 29.4% from the comparable 2017 quarter. Average assets under management for these products increased 30.6% to $403.5 billion. Operating expenses were $744.2 million in the first quarter of 2018 compared with $610.9 million in the first quarter of 2017, and $766.6 million in the fourth quarter of 2017. The operating expenses for the first quarter of 2017 were reduced by the recognition of $50 million in insurance recoveries related to the Dell appraisal rights matter. On a non-GAAP basis, the firm's operating expenses in the first quarter of 2018 increased 12.4% to $741.0 million compared to the 2017 quarter, while decreasing 2.4% compared to the fourth quarter of 2017. The 12.4% increase from the first quarter of 2017 is primarily due to higher market and performance driven expenses and continued strategic investments. The firm continues to expect its 2018 non-GAAP operating expenses to grow in the range of 8-11%. This expense growth range factors in the firm's cost optimization efforts. Compensation and related costs were $441.4 million in the current quarter, an increase of 11.1% over the first quarter of 2017, due primarily to an increase in salaries and benefits from higher headcount, the interim accrual of the annual bonus, and stock-based compensation expense. These increases were offset in part by lower compensation expense related to the supplemental savings plan as markets in the first quarter of 2018 were not as strong as in the 2017 quarter. Average staff size increased by 8.2% from the first quarter of 2017, and the firm employed 6,878 associates at March 31, 2018.

4 Distribution and servicing includes those costs incurred to distribute the T. Rowe Price products as well as client or shareholder servicing, recordkeeping, and administrative services. These costs were $70.3 million for the first quarter of 2018, an increase of 17.6% over the $59.8 million recognized in the first quarter of 2017. The increase was primarily driven by strong markets and net cash flows over the last twelve months, which has resulted in higher assets under management in these products. Product-related costs is a new financial statement line item that consists of non-advisory costs of certain T. Rowe Price products incurred by the firm. These costs were $42.1 million in the current quarter, an increase of 9.1% over the $38.6 million recognized in the first quarter of 2017. The increase is primarily due to higher operating costs of the firm's collective investment trusts as the number of trusts and their net assets have increased since the end of the first quarter of 2017. The servicing costs the firm incurs that are reimbursed by its U.S. mutual funds and recognized in administrative, distribution, and servicing fees have also increased over prior year. Technology, occupancy, and facility costs is a new financial statement line item that consists of depreciation expense, technology-related equipment and maintenance, software, and costs related to the firm's facilities. These costs were $94.1 million in the current quarter, an increase of 13.6% compared to the $82.8 million recognized in the first quarter of 2017. The increase is due primarily to incremental costs to update and enhance technology capabilities, including related maintenance programs, as well as expanded office facilities. General, administrative, and other consist of costs associated with the overall management of the firm, including information services, professional services, travel and entertainment, research costs, and other general operating expenses. These costs were $71.7 million in the current quarter, an increase of 26.7% compared to the $56.6 million recognized in the first quarter of 2017. The increase was a result of the firm's investment in its strategic initiatives and other growing operational and regulatory business demands. Non-operating income was $16.1 million in the current quarter, a decrease of $98.9 million from the first quarter of 2017. The decrease was driven primarily by realized gains in the first quarter of 2017 that did not reoccur in the 2018 quarter, and lower net investment gains recognized on the firm's consolidated investment products. The components of non-operating income for the first quarter of 2017 and 2018 are included in the tables at the back of this release. The firm's income tax provision for the first quarter of 2018 was 24.1%, compared with 37.1% in the 2017 quarter, as U.S. tax reform reduced the U.S. federal corporate tax rate from 35% to 21% on January 1, 2018. The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the first quarter of 2018:

5 Statutory U.S. federal income tax rate 21.0 % State income taxes for current year, net of federal income tax benefits(1) 5.1 % Net income attributable to redeemable non-controlling interests (.3 )% Net excess tax benefits from stock-based compensation plans activity (2.1)% Other items .4 % Effective income tax rate 24.1% (1) State income benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock- based compensation plans activity. The firm estimates its effective tax rate for the full-year 2018 will be in the range of 24% to 27%. On April 24, 2018, the Governor of the State of Maryland signed legislation to adopt the single sales factor method of apportionment for calculating income tax for multi-state companies doing business in Maryland. This legislation is effective for years beginning in 2018 and will be phased in over a five year period. The firm is assessing the full impact the change in law will have on its effective tax rate, but expect it will result in a net benefit to T. Rowe Price in future years. Capital Management T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows: (in millions) 12/31/2017 3/31/2018 Cash and cash equivalents $ 1,902.7 $ 1,681.4 Discretionary investments 780.3 1,334.0 Total cash and discretionary investments 2,683.0 3,015.4 Redeemable seed capital investments 1,188.9 1,124.9 Investments used to hedge the supplemental savings plan liability 268.2 283.3 Total cash and investments in T. Rowe Price products $ 4,140.1 $ 4,423.6 During the first quarter of 2018, the firm rebalanced its cash and discretionary investments portfolio resulting in the reallocation of cash invested in T. Rowe Price money market funds to certain T. Rowe Price short-term fixed income funds. The firm's common shares outstanding decreased during the first quarter of 2018, as the firm expended $313.5 million to repurchase 2.9 million shares, or 1.2%, of its outstanding common shares at an average price of $106.84. The firm invested $36.7 million during the first quarter of 2018 in capitalized facilities and technology, and expects capital expenditures for 2018 to be about $180 million, of which about two-thirds is planned for technology initiatives. These expenditures are expected to continue to be funded from operating resources. Management Commentary William J. Stromberg, the company’s president and chief executive officer, commented: “This was another very good quarter for the firm and our clients. Despite volatile markets that generally edged lower, our assets under management increased 2.3% during the first quarter of 2018. This growth was supported by investment

6 performance that remains strong versus peers and benchmarks, and by near-record quarterly net inflows exceeded only by those in the first quarter of 2012. The diversity of our flows across geographies, client segments, and asset classes, continues to reflect robust investor interest in our approach to active management. “As another indicator of the strength and success of our global investment platform, dozens of T. Rowe Price strategies, as well as several of our portfolio managers, have recently received industry awards, including from Morningstar and Thomson Reuters Lipper. Along with our strong overall investment performance, this recognition highlights the strength of T. Rowe Price’s fundamentally driven investing approach. “As we execute on our strategic plan, we are encouraged by the resilience of our core business and the traction we are getting with newer products and channels. We expect that the ongoing build out of our product and investment strategy lineup, our growing distribution reach, and further enhancements in our technology capabilities will allow us to continue to grow and diversify our company. Recent highlights include: • Investment Capabilities - The launch of the Multi-Strategy Total Return Fund marks our entry into liquid alternatives and takes advantage of our broad investment capabilities and extensive global research platform across equity, fixed income and multi-asset. Our target date retirement franchise remains a key driver of net inflows, with momentum in this space augmented by the recent inception of our Retirement Blend Trusts. • U.S. Intermediary and Institutional Distribution - Investments in client facing resources, including further growth of our sales teams, continue to deepen relationships and drive new business. In our U.S. intermediary segment, flows through no transaction fee platforms remain robust across asset classes and we are seeing greater traction in the broker-dealer channel. Also, the buildout of our business intelligence team is enhancing our capabilities to deploy data-enabled client segmentation and engagement strategies. • EMEA and APAC Distribution - The extension of our SICAV lineup continues, with the launch this month of several new fixed income and global equity sub-funds and the addition of share classes across a variety of strategies. We also plan to launch locally domiciled Japan Investment Trusts to capture additional opportunities in the Japanese market. • Technology and Client Experience - The hiring of additional client-experience designers, technologists, and data scientists has enabled us to become more agile and accelerate our digital transformation efforts. We continue to broaden the number and types of customer journeys and client experiences we are reengineering, most recently with a focus on helping retirement plan participants more easily rollover outside funds into their T. Rowe Price managed plans. “We are grateful to our dedicated and hard-working associates for their successful efforts to build our business, and to drive operational efficiency so we can reinvest further in our strategic initiatives. Our business model and financial health remain very strong, as does our commitment to meet the needs of our clients and deliver durable value to our stockholders.”

Investment Performance[1]

The percentage of the firm's U.S. mutual funds (across primary share classes) that outperformed their comparable Morningstar median on a total return basis and that are in the top Morningstar quartile for the one-, three-, five-, and 10-years ended March 31, 2018, were:

	1 year	3 years	5 years	10 years
Outperformed Morningstar median				
All funds	71%	81%	83%	83%
Asset allocation funds	85%	94%	95%	89%
Top Morningstar quartile				
All funds	43%	53%	56%	56%
Asset allocation funds	68%	74%	75%	84%

(1)Source: © 2018 Morningstar, Inc. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Historically, the firm has disclosed the percentage of U.S. mutual funds (across all share classes) that outperformed their comparable Lipper averages on a total return basis and that are in the top Lipper quartile for the same periods. Investment performance results using the new measures are similar to the Lipper results.

In addition, 87% of the firm's rated U.S. mutual funds' assets under management ended the quarter with an overall rating of four or five stars from Morningstar. The performance of the firm's institutional strategies against their benchmarks remains very competitive, especially over longer time periods.

Other Matters

The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2018 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at March 31, 2018.

Certain statements in this earnings release may represent "forward-looking information," including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2017 Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (**troweprice.com**) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

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8 CONTACTS: Public Relations Brian Lewbart 410-345-2242 brian_lewbart@troweprice.com Investor Relations Teresa Whitaker 410-345-6586 teresa_whitaker@troweprice.com

9 Unaudited Consolidated Statements of Income (in millions, except per-share amounts) Three months ended Revenues 3/31/2017 3/31/2018 % change(1) Investment advisory fees $ 992.7 $ 1,189.2 19.8 % Administrative, distribution, and servicing fees 139.9 138.8 (.8 )% Net revenues 1,132.6 1,328.0 17.3 % Operating expenses Compensation and related costs 397.4 441.4 11.1 % Distribution and servicing 59.8 70.3 17.6 % Advertising and promotion 25.7 24.6 (4.3)% Product-related costs 38.6 42.1 9.1 % Technology, occupancy, and facility costs 82.8 94.1 13.6 % General, administrative, and other 56.6 71.7 26.7 % Nonrecurring insurance recoveries related to Dell appraisal rights matter (50.0) — n/m Total operating expenses 610.9 744.2 21.8 % Net operating income 521.7 583.8 11.9 % Non-operating income Net gains on investments 64.8 14.4 n/m Net gains on consolidated investment portfolios 48.9 .8 n/m Other income 1.3 .9 n/m Total non-operating income 115.0 16.1 n/m Income before income taxes 636.7 599.9 (5.8)% Provision for income taxes 236.3 144.4 (38.9)% Net income 400.4 455.5 13.8 % Less: net income attributable to redeemable non-controlling interests 14.5 1.8 (87.6)% Net income attributable to T. Rowe Price Group 385.9 453.7 17.6 % Less: net income allocated to outstanding restricted stock and stock unit holders 8.7 10.6 21.8 % Net income allocated to T. Rowe Price Group common stockholders $ 377.2 $ 443.1 17.5 % Earnings per share on common stock of T. Rowe Price Group Basic $ 1.56 $ 1.81 16.0 % Diluted $ 1.54 $ 1.77 14.9 % Weighted-average common shares Outstanding 242.1 244.3 .9 % Outstanding assuming dilution 245.5 249.8 1.8 % Dividends declared per share $ .57 $ .70 22.8% (1) The percentage change in non-operating income and nonrecurring insurance recoveries is not meaningful (n/m).

Investment Advisory Revenues (in millions)	Three months ended	
	3/31/2017	3/31/2018
U.S. mutual funds		
Equity and blended assets	$ 594.2	$ 705.5
Fixed income and money market	123.2	127.4
	717.4	832.9
Subadvised and separately managed accounts and other investment products		
Equity and blended assets	227.9	297.0
Fixed income and money market	47.4	59.3
	275.3	356.3
Total	$ 992.7	$ 1,189.2

Assets Under Management (in billions)	Average during			
	Three months ended		As of	
	3/31/2017	3/31/2018	12/31/2017	3/31/2018
U.S. mutual funds				
Equity and blended assets	$ 421.0	$ 494.6	$ 480.5	$ 484.1
Fixed income and money market	115.5	127.4	125.8	128.8
	536.5	622.0	606.3	612.9
Subadvised and separately managed accounts and other investment products				
Equity and blended assets	231.6	308.2	291.9	304.8
Fixed income and money market	77.3	95.3	92.9	96.5
	308.9	403.5	384.8	401.3
Total	$ 845.4	$ 1,025.5	$ 991.1	$ 1,014.2

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)[(1)(2)]	Three months ended 3/31/2018
U.S. mutual funds	
Equity and blended assets	$ (4.5)
Fixed income and money market	3.7
	(.8)
Subadvised and separately managed accounts and other investment products	
Equity and blended assets	8.3
Fixed income and money market	3.8
	12.1
Total net cash flows after client transfers	$ 11.3

(1) The asset class net cash flows above include, in addition to net client flows, rebalancing within the target date portfolios in order to maintain their targeted asset allocations.
(2) The underlying assets of the multi-asset portfolios that invest in T. Rowe Price products have been broken out and included in their respective vehicle and asset class amounts.

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11 Non-Operating Income (in millions) Three months ended 3/31/2017 3/31/2018 Net investment income from non-consolidated T. Rowe Price investment products Ordinary and capital gain dividend distributions $ 2.4 $ 7.9 Market gains on equity method and other investments at fair value 57.9 (2.9) Net gain recognized upon deconsolidation — 3.1 Dividends and market gains on investment products used to hedge the supplemental savings plan liability — 2.9 Total net investment income from non-consolidated T. Rowe Price investment products 60.3 11.0 Other investment income 4.5 3.4 Total earned on investments 64.8 14.4 Net investment income (loss) on consolidated sponsored investment portfolios 48.9 .8 Other income, including foreign currency gains and losses 1.3 .9 Non-operating income $ 115.0 $ 16.1 Unaudited Condensed Consolidated Cash Flows Information (in millions) Three months ended 3/31/2017 3/31/2018 Cash flow attributable to T. Rowe Price Group Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations As reported on statement of cash flows Cash flow attributable to T. Rowe Price Group Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations As reported on statement of cash flows Cash provided by (used in) operating activities, including $46 of stock-based compensation expense and $37 of depreciation expense in 2018 $ 728.1 $ (539.6) $ 188.5 $ 722.9 $ (201.9) $ 521.0 Cash provided by (used in) investing activities attributable to T. Rowe Price Group in 2018, including ($37) for additions to property and equipment and ($451) of additions to T. Rowe Price investment products 52.9 (23.5) 29.4 (524.3) 4.5 (519.8) Cash provided by (used in) financing activities, including T. Rowe Price Group common stock repurchases of $(291) and dividends paid of $(175) in 2018 (405.1) 551.1 146.0 (419.9) 177.8 (242.1) Effect of exchange rate changes on cash and cash equivalents — (3.4) (3.4) — 1.3 1.3 Net change in cash and cash equivalents during period $ 375.9 $ (15.4) $ 360.5 $ (221.3) $ (18.3) $ (239.6) Unaudited Condensed Consolidated Balance Sheet Information (in millions) As of 12/31/2017 3/31/2018 Cash and cash equivalents $ 1,902.7 $ 1,681.4 Accounts receivable and accrued revenue 565.3 593.6 Investments 1,477.3 2,095.1 Assets of consolidated T. Rowe Price investment products 2,048.4 1,510.8 Property and equipment, net 652.0 650.2 Goodwill 665.7 665.7 Other assets 224.0 177.5 Total assets 7,535.4 7,374.3 Total liabilities, includes $55.9 at December 31, 2017, and $53.2 at March 31, 2018, from consolidated T. Rowe Price investment products 718.2 925.9 Redeemable non-controlling interests 992.8 546.5 Stockholders' equity, 243.3 common shares outstanding at March 31, 2018 $ 5,824.4 $ 5,901.9

12 Cash, Cash Equivalents, and Investments Information (in millions) Cash and cash equivalents Investments Net assets of consolidated T. Rowe Price investment products 3/31/2018 Cash and discretionary investments $ 1,681.4 $ 1,308.3 $ 25.7 $ 3,015.4 Seed capital investments — 239.5 885.4 1,124.9 Investment products used to hedge supplemental savings plan — 283.3 — 283.3 Total cash and investments in T. Rowe Price products attributable to T. Rowe Price Group 1,681.4 1,831.1 911.1 4,423.6 Investment in UTI and other investments — 264.0 — 264.0 Total cash and investments attributable to T. Rowe Price Group 1,681.4 2,095.1 911.1 4,687.6 Redeemable non-controlling interests — — 546.5 546.5 As reported on consolidated balance sheet 3/31/2018 $ 1,681.4 $ 2,095.1 $ 1,457.6 $ 5,234.1

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies. The following schedule reconciles U.S. GAAP financial measures to non-GAAP financial measures for the three months ended March 31, 2017 and 2018.

	Three months ended	
(in millions, except for per-share amounts)	3/31/2017	3/31/2018
Operating expenses, GAAP basis	$ 610.9	$ 744.2
Non-GAAP adjustments:		
Expenses of consolidated T. Rowe Price investment products, net of elimination of its related management and administrative fees[1]	(1.8)	(.8)
Compensation expense related to market valuation changes in the supplemental savings plan liability[2]	—	(2.4)
Insurance recoveries related to Dell appraisal rights matter[4]	50.0	—
Adjusted operating expenses	$ 659.1	$ 741.0
Net income attributable to T. Rowe Price Group, GAAP basis	$ 385.9	$ 453.7
Non-GAAP adjustments:		
Net income of consolidated T. Rowe Price investment products, net of redeemable non-controlling interests[1]	(31.8)	3.5
Non-operating income of investments designated as an economic hedge of the supplemental savings plan liability less related compensation expense[2]	—	(.5)
Non-operating income, excluding impacts of consolidated T. Rowe Price investment products and investments designated as an economic hedge of supplemental savings plan liability[3]	(66.1)	(12.4)
Insurance recoveries related to Dell appraisal rights matter[4]	(50.0)	—
Income tax impacts of non-GAAP adjustments[5]	59.2	1.3
Adjusted net income attributable to T. Rowe Price Group	$ 297.2	$ 445.6
Diluted earnings per common share, GAAP basis	$ 1.54	$ 1.77
Non-GAAP adjustments:		
Consolidated T. Rowe Price investment products[1]	(.08)	.01
Non-operating income, excluding impacts of consolidated T. Rowe Price investment products and investments designated as an economic hedge of supplemental savings plan liability[3]	(.16)	(.04)
Nonrecurring charge (insurance recoveries) related to Dell appraisal rights matter[4]	(.12)	—
Adjusted diluted earnings per common share[6]	$ 1.18	$ 1.74

(1) The non-GAAP adjustments add back the management fees that the firm earns from the consolidated T. Rowe Price investment products and subtract the investment income and operating expenses of these products that have been included in the firm's U.S. GAAP consolidated statements of income. Management believes the consolidated T. Rowe Price investment products may impact the reader's ability to understand the firm's core operating results. The following table details the calculation of net income of consolidated T. Rowe Price investment products, net of redeemable non-controlling interests:

	Three months ended	
	3/31/2017	3/31/2018
Net investment income	$ 48.9	$ .8
Operating expenses	(2.6)	(2.5)
Net income	46.3	(1.7)
Less: net income attributable to redeemable non-controlling interests	14.5	1.8
T. Rowe Price Group's portion of net income	$ 31.8	$ (3.5)

13

14 (2) This non-GAAP adjustment removes the impact of market movements on the supplemental savings plan liability and related investments designated as economic hedges of the liability beginning July 1, 2017. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by the employees. Since the firm economically hedges the exposure to these market movements, management believes it is useful to offset the non-operating investment income earned on the hedges against the related compensation expense to increase comparability period to period. The following table details the supplemental savings plan related items: Three months ended 3/31/2017 3/31/2018 Non-operating income of investments designated as an economic hedge of supplemental savings plan liability $ — $ 2.9 Compensation expense from market valuation changes in supplemental savings plan liability — (2.4) Non-operating income of investments designated as an economic hedge of supplemental savings plan liability less compensation expense $ — $ .5 (3) This non-GAAP adjustment removes the non-operating income that remains after eliminating the portion related to the consolidated T. Rowe Price investment products and investments designated as an economic hedge of the firm's supplemental savings plan liability. Management believes excluding non-operating income helps the reader's ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of non-operating income when managing the firm and evaluating its performance. The following table details the calculation of other non-operating income: Three months ended 3/31/2017 3/31/2018 Total non-operating income $ 115.0 $ 16.1 Less: net investment income of consolidated T. Rowe Price investment products 48.9 .8 Less: non-operating income from investments designated as an economic hedge of supplemental savings plan liability — 2.9 Total other non-operating income $ 66.1 $ 12.4 (4) In the second quarter of 2016, the firm recognized a nonrecurring charge of $166.2 million related to the firm's decision to compensate certain clients in regard to the Dell appraisal rights matter. The firm also recognized an offset to this charge during the fourth quarter of 2016 for related insurance recoveries totaling $100 million. In the first quarter of 2017, the firm recognized additional insurance recoveries of $50 million as a reduction in operating expenses from claims that were filed in relation to the matter. Management believes it is useful to readers of the firm's consolidated statements of income to adjust for these charges and non-recurring insurance recoveries in arriving at adjusted operating expenses and net income attributable to T. Rowe Price Group and diluted earnings per share. (5) These were calculated in order to achieve an overall quarterly non-gaap effective tax rate of 37.3% for 2017 and 24.3% for 2018. (6) This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution.